Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 17 pages.

om LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Tuesday 20 July, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

04035919

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	2 July, 2004	Company Announcement: Appendix 3Y Change of Directors Interest Notice
2	6 July, 2004	Company Announcement: Revenue Forecast
3	6 July, 2004	Company Announcement: Finals Share Purchase Plan Allocation
4	7 July, 2004	Company Announcement: Earnings Guidance

dlw 8/3

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

2 July 2004

APPENDIX 3Y CHANGE OF DIRECTORS INTEREST NOTICE

An Appendix 3Y for the attached share purchase was overlooked at the time of purchase.

An Appendix 3Y advising of the purchase is now attached.

KEITH TASKE
Joint CEO

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN EDWARD TASKE
Date of last notice	27/06/03

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT & INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	SHARES HELD IN FAMILY TRUST & SUPERANNUATION FUNDS
Date of change	8 NOVEMBER 2002
No. of securities held prior to change	295,000 J TASKE SUPERANNUATION FUND 344,900 J TASKE
Class	ORDINARY FULLY PAID
Number acquired	30,000
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,000

+ See chapter 19 for defined terms.

No. of securities held after change	~~295,000 J TASKE SUPERANNUATION~~ FUND 374,900 J TASKE
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade.

Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation *to which the interest has changed*	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

6th July 2004

REVENUE FORECAST

Occupational & Medical Innovations Limited (OMI) as a Multi-Medical Device Company has in the past focused on advising the market of the progress of its medical devices through various regulatory approval processes. The Company has also provided information regarding the manufacturing, distribution and sale of these products.

Following a recent completion of business and financial modelling, OMI's Board of Directors is now in a position to provide longer-term revenue and earnings guidance to the market.

With a range of innovative products in the pipeline and with revenue potentially increasing from sales of the Company's Retractable Syringe and Safety Scalpel, the OMI Board expects sales revenue to reach $5.0M in FY05. The Company will become cashflow positive during that year. The Board also expects FY06 to be one of strong sales growth and continued positive cashflow.

The Board has based these forecasts on the state of current negotiations.

In accordance with continuous disclosure requirements and the highest standards of corporate governance, the OMI Board will continue to keep its investors and the market informed of material information in a timely and accurate fashion.

KEITH TASKE
Joint CEO

Media and Investor Enquiries:

Keith Taske
Joint CEO
OMI
Ph: 07 3451 7000
Mob: 0410 229 156

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

6 July 2004

FINAL SHARE PURCHASE PLAN ALLOCATION

Subsequent to the announcement on 21 June hailing the success of the Share Purchase Plan, Occupational & Medical Innovations Limited ("OMI") is now able to advise the market of the final details of the total amount of working capital raised and new shares issued under its recent Share Purchase Plan.

The total amount of working capital raised under the plan was $4,925,458. These funds will be used by OMI as it continues to commercialise its existing range of medical devices and to fund the continuing research & development into the next generation of OMI products.

A total of 3,176,900 shares were issued under the plan, with allocation taking place on June 29. The total number of shares on issue is now 29,530,626.

The Directors of OMI fully supported the plan, with each Director taking up their maximum allotment of shares. OMI Joint CEO's Mr. Keith Taske & Mr. Bruce Kiehne each took up the maximum of 3,225 shares, as did fellow Directors Mr. Michael Hayne & Mr. Lawrie Litzow. OMI Chairman, Dr. John Taske has multiple holdings of OMI shares and as such, took up his maximum allotment of 9,675 shares.

An Appendix 3Y- Change of Directors Interest Notice for each of the respective Directors are attached.

The Board of OMI would like to thank its loyal shareholder base for their continuing commitment to OMI and in particular, their outstanding support of the Share Purchase Plan.

KEITH TASKE
Joint CEO

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE LEIGH KIEHNE
Date of last notice	30 JUNE 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 JUNE 2004
No. of securities held prior to change	4,244,348
Class	ORDINARY FULLY PAID
Number acquired	3,225
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,998.75
No. of securities held after change	4,247,573

1 See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES PURCHASED UNDER SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

1 See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	LAWRENCE JAMES LITZOW
Date of last notice	25 SEPTEMBER 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	SHARES HELD BY SUPERANNUATION FUND
Date of change	29 JUNE 2004
No. of securities held prior to change	10,000
Class	ORDINARY FULLY PAID
Number acquired	3,225
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,998.75
No. of securities held after change	13,225

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES PURCHASED UNDER SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KEITH CLIFTON TASKE
Date of last notice	29 JUNE 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	SHARES HELD BY FAMILY TRUST
Date of change	29 JUNE 2004
No. of securities held prior to change	419,900
Class	ORDINARY FULLY PAID
Number acquired	3,225
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,998.75
No. of securities held after change	423,125

[1] See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES PURCHASED UNDER SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

1 See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JAMES HAYNE
Date of last notice	17 JUNE 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 JUNE 2004
No. of securities held prior to change	86,000
Class	ORDINARY FULLY PAID
Number acquired	3,225
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,998.75
No. of securities held after change	89,225

1 See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES PURCHASED UNDER SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

1 See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN EDWARD TASKE
Date of last notice	02/07/04

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT & INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	SHARES HELD IN FAMILY TRUST & SUPERANNUACTION FUND
Date of change	29 JUNE 2004
No. of securities held prior to change	295,000 J TASKE SUPPERANNUATION 374,900 J TASKE
Class	ORDINARY FULLY PAID
Number acquired	9,675
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,996.25
No. of securities held after change	301,450 J TASKE SUPPERANNUATION 378,125 J TASKE

1 See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES PURCHASED UNDER SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

7th July 2004

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

EARNINGS GUIDANCE

In reference to the Revenue Forecast announced July 6, Occupational & Medical Innovations Limited (OMI)`s Board of Directors would like to indicate further that Revenues expected for FY05 should see the Company achieve a break-even result for the year.

KEITH TASKE
Joint CEO

Media and Investor Enquiries:

Keith Taske
Joint CEO
OMI
Ph: 07 3451 7000
Mob: 0410 229 156